Exhibit 99.1

May 7, 2025

Galaxy Payroll Group Limited
(Incorporated in the British Virgin Islands with limited liability)

(Stock code: GLXG)

Galaxy Payroll Group Announces H2 2024 Financial Results

Strategic Partnerships and Advanced HR & Payroll Solutions

(Hong Kong, May 7, 2025) Galaxy Payroll Group Limited (NASDAQ: GLXG, ”Galaxy Payroll Group”, “the Company”) today released its financial performance results for the six months ended December 31, 2024, detailing a challenging operating environment alongside significant strategic initiatives to drive its future growth and service enhancement.

For the six months ended December 31, 2024, Galaxy Payroll Group experienced a significant contraction in key revenue segments. Employment services revenue declined by 19.9% year-over-year, decreasing from approximately HKD6.29 million to HKD5.04 million (US$650,000). This decline was primarily due to reduced revenues in the People's Republic of China and Taiwan, which decreased by approximately HKD873 ,000 (US$112,400) and HKD612,000 (US$78,800) respectively. However, new business initiatives in South Korea contributed   approximately HKD146,300 (US$18,800) in revenue, partially offsetting the decline.

Operating expenses rose approximately by HKD8.11 million, leading to an overall decline in operating margins and a net loss of HKD7.84 million (US$1 million) for the period, compared to a net income of HKD2.13 million in the prior period.

The short-term financial pressures are a strategic choice made by the company to achieve long-term sustainable growth. By optimizing operational efficiency and expanding market share, the company anticipates that these investments will yield significant returns in the future, driving overall performance improvement.

Strategic Initiatives and Collaborative Partnerships

In response to evolving market dynamics, Galaxy Payroll Group is actively expanding its service offerings through technology integration and strategic industry alliances.

Advanced HRIS Integration: The Company is investing in its Human Resource Information System (HRIS) to upgrade its payroll automation capabilities, performance tracking features, and compliance monitoring. This next-generation platform is designed to enhance operational efficiency and deliver more robust, data-driven HR solutions to its clients.

Strategic Collaborations: Galaxy Payroll Group is deepening its market footprint and technological innovation through alliances with prominent industry leaders. Notably, its partnerships with People Intelligence Singapore Pte. Ltd. and Euler Number Limited are pivotal to broadening its service portfolio. By leveraging People Intelligence Singapore’s comprehensive human resource management solutions and Euler Number Limited’s expertise in AI, Big Data, and emerging technologies, Galaxy Payroll Group is poised to deliver integrated, cost-effective solutions tailored to modern enterprise needs. These collaborations are set to enhance brand visibility, streamline operational processes, and explore new business opportunities across emerging markets.

Outlook and Future Strategy

Looking ahead, Galaxy Payroll Group is well positioned to navigate the highly competitive and fast-evolving market landscape. The Company is focused on continuously enhancing its HR and payroll solutions through targeted investments in advanced technology and the cultivation of robust strategic partnerships. These initiatives are expected to drive operational efficiencies and foster sustainable value creation for stakeholders.

In addition, Galaxy Payroll Group is actively exploring new market segments and opportunities that can further optimize its service offerings. By leveraging its strengthened technological capabilities and deepening industry collaborations, the Company aims to consolidate its market presence and deliver superior solutions that respond to evolving customer demands.

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a recognized leader in providing tailored HR and corporate solutions to businesses seeking to expand their operations regionally and internationally. With in-depth expertise in navigating the complexities of international regulations, Galaxy Group offers seamless solutions to support companies in establishing new entities and managing their global business operations. Galaxy Group’s commitment to delivering efficient, cost-effective solutions allows organizations to focus on their core business while addressing the challenges of compliance and market entry in new regions.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

For enquiry, please contact Intelligent Joy Limited:
Karen Deng
Phone: (852) 5749 6688

Email: pr-team@intelligentjoy.com